UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2024

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) of Fusion Fuel Green PLC (the “Company”) contains the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2022, and related notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990 and 333-264714).

FUSION FUEL GREEN PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2023

Condensed consolidated statements of financial position (Unaudited)

		As at,
	Note	30 June 2023	31 December 2022 (Audited)
		€'000	€'000
Non-current assets
Property, plant and equipment	8	28,755	21,273
Intangible assets	7	5,184	5,350
Other assets		1,176	-
Total non-current assets		35,115	26,623

Current assets
Inventory	5	19,017	22,336
Prepayments and other receivables	9	4,468	8,242
Cash and cash equivalents	6	3,085	8,164
Total current assets		26,570	38,742

Total assets		61,685	65,365

Non-current liabilities
Trade and other payables - Leases		10,036	7,651
Deferred income	12	5,642	2,925
Total non-current liabilities		15,678	10,576

Current liabilities
Trade and other payables	10	12,916	7,262
Provisions	11	8,403	8,403
Deferred income	12	1,375	186
Cost accruals		2,452	1,934
Derivative financial instruments – warrants	13	2,368	7,651
Loans and borrowings		414	-
Total current liabilities		27,928	25,436

Total liabilities		43,606	36,012

Net assets		18,079	29,353

Equity
Share capital		2	2
Share premium		219,561	217,156
Share-based payments reserve		4,139	3,972
Retained earnings		(205,623)	(191,777)
Total equity		18,079	29,353

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed consolidated statements of profit or loss and other comprehensive income (Unaudited)

	Note	For the six months ended June 30, 2023	For the six months ended June 30, 2022
		€'000	€'000
Revenue		-	-
Cost of sales – impairment on inventory	5	(7,573)	(660)
Gross profit		(7,573)	(660)

Operating expenses
Administration expenses	2	(10,814)	(6,980)
Share-based payment expense	3	(167)	(1,755)
Operating loss		(18,554)	(9,395)

Net finance income
Finance income		37	1,236
Finance costs		-	(898)
Interest receivable and similar income		29	9
Interest payable and similar expense		(277)	(16)
Derivative financial instruments at FVTPL	13	5,283	1,694
Net finance income/(costs)		5,072	2,025

Share of losses of equity-accounted investees		(205)	(282)

Loss before tax		(13,687)	(7,652)
Income tax expense		(159)	(34)
Total comprehensive loss for the year		(13,846)	(7,686)

Basic loss per share	15	(0.96)	(0.59)

Diluted loss per share	15	(0.96)	(0.59)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed consolidated statement of changes in equity (Unaudited)

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€'000	€'000	€'000	€'000	€'000
Balance at January 1, 2021	12,054,217	1	194,053	1,438	(188,128)	7,364
Profit during the year	-	-	-	-	23,564	23,564
Total comprehensive income for the year	-	-	-	-	23,564	23,564

Issue of share capital:
Vesting of shares	10,000	-	-	(134)	134	-
Exercise of warrants	1,059,506	1	10,050	-	-	10,051
Derecognition of warrant liability on exercise	-	-	9,374	-	-	9,374
Share based payments:
Equity-settled share-based compensation	-	-	-	(841)	-	(841)
Balance at December 31, 2021	13,123,723	2	213,477	463	(164,430)	49,512

Balance at January 1, 2022	13,123,723	2	213,477	463	(164,430)	49,512
Loss during the year	-	-	-	-	(27,347)	(27,347)
Total comprehensive income for the year	-	-	-	-	(27,347)	(27,347)

Issue of share capital:
ATM – share sales	681,926	-	3,679	-	-	3,679
Share based payments:
Equity-settled share-based compensation	-	-	-	3,509	-	3,509
Balance at December 31, 2022	13,805,649	2	217,156	3,972	(191,777)	29,353

Balance at January 1, 2023	13,805,649	2	217,156	3,972	(191,777)	29,353
Loss during the period	-	-	-	-	(13,846)	(13,846)
Total comprehensive income for the period	-	-	-	-	(13,846)	(13,846)

Issue of share capital:
ATM – share sales	726,851	-	2,405	-	-	2,405
Share based payments:
Share based payments - reversal	-	-	-	(1,040)	-	(1,040)
Equity-settled share-based compensation	-	-	-	1,207	-	1,207
Balance at June 30, 2023	14,532,500	2	219,561	4,139	(205,623)	18,079

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed consolidated statements of cash flows (Unaudited)

	For the 6 months ended June 30
	2023	2022
	€'000	€'000
Cash flows from operating activities
Net loss for the period	(13,846)	(7,686)
Adjusted for:
Equity settled share-based payment transactions	167	1,755
Fair value movement in warrants	(5,283)	(1,694)
Depreciation and amortization	1,192	276
Net finance income	(66)	(360)
Share of losses of equity-accounted investee	205	282
Impairment losses on property, plant and equipment	205	-
Impairment on inventory	7,463	-
	(9,963)	(7,427)
Changes in working capital:
Decrease /(increase) in receivables	2,703	(1,884)
Increase in inventories	(4,144)	(5,145)
Increase/(decrease) in payables and accruals	6,964	(2,152)
Interest and similar expenses - paid	(277)	-
Net cash used by operating activities	(4,717)	(16,608)

Cash flows from investing activities
Payment of Intellectual property (business combination)	-	(250)
Purchase of tangible assets	(5,509)	(6,470)
Development expenditure	(341)	(1,422)
Receipt of government grants	816	-
Proceeds from realisation of financial assets	-	19,011
Investment in equity-accounted investees	(135)	(370)
Net cash (used) /from investing activities	(5,169)	10,499

Cash flows from financing activities
Proceeds from issuance of shares	2,405	-
Proceeds from loans and borrowings	414	-
Payment of lease liabilities	(630)	(101)
Net cash provided by financing activities	2,189	(101)
Net (decrease) in cash and cash equivalents	(7,697)	(6,210)
Cash and cash equivalents at beginning of period	5,239	7,681
Transfer from restricted cash	2,925	-
Effects of movements in exchange rates on cash held	(17)	525
Cash and cash equivalents at end of period	450	1,996
Add restricted cash	2,635	-
Cash and cash equivalents at end of period including restricted cash	3,085	1,996

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes forming part of the unaudited condensed consolidated financial statements.

1.     Summary of significant accounting policies

Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Group’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen will be produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). In the opinion of the Company’s management, the condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The condensed consolidated financial statements and accompanying notes were prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Group’s annual consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). These condensed consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented in euro has been rounded to the nearest thousand, unless otherwise stated.

As a result of rounding, numbers or percentages may not add up to the total.

Use of estimates

Preparation of condensed consolidated financial statements in conformity with IFRS requires the use of estimates and judgments that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. IFRS requires the Company to make estimates and judgments in several areas, including, but not limited to, revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, onerous contract provisions, impairment of capitalized development costs, impairment of property, plant and equipment and the valuation of inventory. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results could differ materially from those estimates.

Significant accounting policies

There have been no material changes to the Company’s significant accounting policies as compared to the significant accounting policies described in the 2022 Form 20-F.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2023 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the unaudited condensed consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Segment information

The Group manages its operations as a single segment for purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development around solar technologies. The Executive Committee, and in particular the Chief Financial Officer, is the chief operating decision maker that regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

At the Market Issuance Sales Agreement (“ATM”)

On June 6, 2022, the Parent entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. During 2022, the Parent sold 681,926 class A ordinary shares for net proceeds of $3.7 million (€3.7 million) and paid $0.1 million (€0.1 million) in commissions to agents as part of these trades.

During the six months ended June 30, 2023, the Parent sold 726,851 class A ordinary shares for net proceeds of $2.6 million (€2.4 million) and paid $0.1 million (€0.1 million) in commissions to agents as part of these trades.

Going concern

In adopting the going concern basis in preparing the unaudited condensed consolidated financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

As of June 30, 2023, the Group had €3.1 million of cash and cash equivalents, which included €2.6 million of restricted cash. This €2.6 million is deemed restricted as it can only be used on specific projects so is not readily available to be spent on selling, general and administrative expenses. The Group is an early stage and emerging growth company and is subject to the corresponding risk of such companies. Since inception, the Group has incurred operating losses and had an accumulated deficit of €205.6 million at June 30, 2023. Included in the accumulated deficit are non-cash items of €160.7 million which related to fair value adjustments on our warrants, share based compensation expenses, foreign currency adjustments on our financial assets and expenses from the 2020 merger transaction described previously.

The Group expects to continue to incur net losses for the foreseeable future and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. The Group's success depends on the profitable commercialization of its proprietary HEVO technology. There is no assurance that the Group will be successful in the profitable commercialization of its technology. These conditions raise significant doubt about the Group’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business absent the mitigating actions set out below.

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche is expected to be drawn down in the first quarter of 2024.

Based upon its current operating and financial plans, management believes it will have sufficient access to financial resources to fund operations for at least one year after the date the financial statements are issued. In making this assessment, management has considered the Group’s available cash resources, the recently announced agreement with Belike Nominees Pty Ltd expected inflows from both technology sales and grant award agreements, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

The inability to operationalize the financing agreement with Belike Nominees Pty Ltd would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to operationalize or obtain alternative funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain alternative funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

For this reason, the Directors adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

2.      Administration expenses

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	€’000	€’000
Wages and salaries	4,943	3,688
Depreciation and amortization	1,192	276
Professional fees	879	835
Consulting fees	895	750
Other expenses	2,905	1,431
	10,814	6,980

3.      Share-based payments

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors.

Restricted Share Units (RSUs)

The Company granted 68,273 RSU’s to employees, directors and consultants during the six -month period ended June 30, 2023 (2022: 57,041). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs	Weighted average Grant date fair value per share
RSUs outstanding December 31, 2021	42,896	$12.24
Granted	59,441	$8.00
Vested (1)	(14,253)	$12.17
Forfeited	(442)	$12.24
RSUs outstanding December 31, 2022	87,642	$11.43
Granted	68,273	$3.57
Vested (1)	(19,013)	$9.27
Forfeited	(14,149)	$12.73
RSUs outstanding June 30, 2023	122,753	6.63

(1)	No ordinary shares were issued in connection with the RSUs that vested during the six-month period ended June 30, 2023 and the year ended December 31, 2022.

The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The total expense recognized related to the RSUs was €0.2 million for the period ended June 30, 2023 (2022: €0.27 million). Total unamortized compensation expense related to the RSUs was €0.38 million as of June 30, 2023, which is expected to be recognized over a remaining average vesting period of 2.5 years as of June 30, 2023.

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

•	A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.
•	A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.
•	Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A ordinary shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors.

All options granted will expire on December 31, 2028.

The Company granted 143,628 options to employees, directors and consultants during the six-month period ended June 30, 2023 (2022: 2,128,554). In June 2023, 800,000 of the options that were initially granted in January 2022 were forfeited.

The fair value of the options granted during the six-month period ended June 30, 2023 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. Expected share volatility has been based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities. The Company has elected to account for forfeitures as they occur.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 1	Tranche 2	Directors
Volatility	70.91%	70.91%	75.32%
Expected term in years	7	7	6.92
Dividend rate	0%	0%	0%
Risk-free interest rate	1.58%	1.58%	1.58
Hurdle price	-	$18	-
Exercise price	$10.50	$10.50	$6.45
Share price	$9.42	$9.42	$5.03
Fair value of option on grant date	$6.14	$6.18	$3.31

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2021	-	$-
Granted	2,128,554	$5.21
Vested	(461,887)	$3.31
Forfeited	-	-
Options outstanding December 31, 2022	1,666,667	$5.21
Granted	154,074	$2.87
Vested	(10,446)	$2.64
Forfeited	(800,000)	$6.16
Options outstanding June 30, 2023	1,010,295	$5.94

There were 1,010,295 unvested employee and director options outstanding as of June 30, 2023. Total expense recognized related to the employee and director share options was €0.22 million for the period ended June 30, 2023. Total unamortized compensation expense related to employee and director share options was €4.4 million as of June 30, 2023, expected to be recognized over a remaining weighted average vesting period of 4 years as of June 30, 2023.

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2021	30,000	$23
Granted	-	$-
Vested	-	$-
Forfeited	(25,000)	$-
Incentive shares outstanding December 31, 2022	5,000	$23
Granted	-	$-
Vested	-	$-
Incentive shares outstanding June 30, 2023	5,000	23

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognised in the six-month periods ended June 30, 2023 and 2022 was €0.03 million and €nil million respectively.

As of June 30, 2023, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at June 30, 2023.

Reconciliation to statement of profit or loss – for the six months ended June 30

€’000	2023	2022
RSUs	204	275
Incentive shares	28	-
Options	(65)	1,480
Share-based payment expense	167	1,755

4.     Taxation

The Group generated tax losses during the six-month periods ended June 30, 2023 and 2022. The current tax expense booked for the six-month period ended June 30, 2023 is €0.16 million (2022: €0.03 million). The Group recognised a deferred tax expense of €nil for each period.

During the six-month periods ended June 30, 2023 and 2022, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

As of June 30, 2023 and December 31, 2022, the Group had unrecognised deferred tax assets of €5.6 million and €5.6 million respectively, mostly relating to tax losses incurred. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

5.     Inventory

	2023	2022
	€’000	€’000
Raw materials	3,609	5,785
Work in progress	15,408	16,551
	19,017	22,336

Inventories of €3.5 million (2022: €nil ) were consumed during the six-month periods ended June 30, 2023 and 2022, which includes conversion and other costs incurred in bringing the inventory to its present condition.

During the six-month period ended June 30, 2023, an impairment charge of €7.5 million was recorded against the components within the inventory balance that were manufactured to legacy design and to those components that were earmarked for the two development projects that will not proceed as planned during 2023 (2022: €0.7 million).

The cost of scrapped materials through the normal production cycle amounted to €0.1 million (2022: €nil ). These items were recognised as an expense during the six-month periods ended June 30, 2023 and 2022, in ‘cost of sales’.

6.      Cash and cash equivalents

	2023	2022
	€’000	€’000
Cash and cash equivalents	450	5,239
Restricted cash	2,635	2,925
	3,085	8,164

The restricted cash relates to amounts from the Agency for Competitiveness and Innovation (“IAPMEI") as grant aid towards our C-5 development project. This cash is subject to a variety of conditions relating to its disbursements and remains restricted until such time that project development commences.

7.      Intangible assets

	Completed Development Technology	Product development in progress	Intellectual property and patents registration	Software	Total
2023	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2023	2,971	717	1,911	104	5,703
Additions – other*	-	298		40	338
At June 30, 2023	2,971	1,015	1,911	144	6,041

Amortisation
At January 1, 2023	(330)	-	-	(23)	(353)
Amortisation charge	(496)	-	-	(8)	(504)
At June 30, 2023	(826)	-	-	(31)	(857)

Net book value
At June 30, 2023	2,145	1,015	1,911	113	5,184

2022
Cost
At January 1, 2022	-	1,918	1,911	23	3,852
Additions – other*	37	1,733	-	81	1,851
Transfers during the year	2,934	(2,934)	-	-	-
At December 31, 2022	2,971	717	1,911	104	5,703

Amortisation
At January 1, 2022	-	-	-	(5)	(5)
Amortisation charge	(330)	-	-	(18)	(348)
At December 31, 2022	(330)	-	-	(23)	(353)

Net book value
At December 31, 2022	2,641	717	1,911	81	5,350

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

Intellectual property of €1.9 million (2022: €1.9 million) and capitalised project development costs of €1 million (2022: €0.7 million) are considered to be of indefinite life and accordingly are not amortized. Completed development technology represents the costs incurred on bringing our first generation HEVO electrolyzer to market and is being amortised over a useful life of 3 years.

Research and development expenditure (excluding those related to wages and salaries) of €0.94 million (2022: €0.40 million) have been recognised during the six-month periods ended June 30, 2023 and 2022.

The Group considers that there have been no indicators of impairment during the period. The annual impairment analysis will be performed as at December 31, 2023.

8.      Property, plant and equipment

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2023	€'000	€'000	€'000	€'000	€'000
Cost
At January 1, 2023	15,106	1,337	389	8,762	25,594
Additions during the period	5,379	113	18	2,842	8,352
Revaluation of right of use assets	-	-	-	19	19
Reclassifications	(101)	101			-
At June 30, 2023	20,384	1,551	407	11,623	33,965

Depreciation/Impairment
At January 1, 2023	(3,321)	(151)	(84)	(765)	(4,321)
Charge for year	-	(175)	(48)	(461)	(684)
Impairment charge	-	-	(205)	-	(205)
At June 30, 2023	(3,321)	(326)	(337)	(1,226)	(5,210)

Net book values
At June 30, 2023	17,063	1,225	70	10,397	28,755
At December 31, 2022	11,785	1,186	305	7,997	21,273

2022
Cost
At January 1, 2022	17,161	-	185	1,111	18,457
Additions during the year	9,191	1,267	274	322	11,054
Revaluation	-	-	-	708	708
Transfers during the year	(2,149)	70	(70)	-	(2,149)
Sale-and-leaseback	(8,294)	-	-	6,673	(1,621)
Disposals	-	-	-	(52)	(52)
Grant income	(803)	-	-	-	(803)
At December 31, 2022	15,106	1,337	389	8,762	25,594

Depreciation/Impairment
At January 1, 2022	-	-	(28)	(319)	(347)
Charge for year	-	(141)	(66)	(454)	(661)
Transfers during the year	-	(10)	10	-	-
Impairment charge	(3,321)	-	-	-	(3,321)
Derecognition	-	-	-	8	8
At December 31, 2022	(3,321)	(151)	(84)	(765)	(4,321)

Net book values
At December 31, 2022	11,785	1,186	305	7,997	21,273
At December 31, 2021	17,161	-	157	793	18,111

Depreciation expense on property and equipment was €0.68 million and €0.27 million for the six-month periods ended June 30, 2023 and 2022, respectively. Assets under construction includes costs mostly related to construction of the Group's two Évora hydrogen plants, costs incurred on the Group's HEVO-Sul project and its Benavente production facility.

During the six-month periods ended June 30, 2023, the Company entered into two new land lease agreements – Hevo Portugal and Hevo Sines – which right of use is €1.82 million and €0.99 million, respectively.

9.      Prepayments and other receivables

	2023	2022
	€'000	€'000
Prepayments	1,496	2,010
VAT recoverable	1,397	3,669
Grant receivable	803	803
Other receivables	772	1,760
	4,468	8,242

10.   Trade and other payables

	2023	2022
	€'000	€'000
Trade payables (1)	9,953	3,680
Amounts owed to related parties (2)	1,565	2,468
Lease liability – current	763	671
Payroll taxes	444	278
Other	191	165
	12,916	7,262

(1)	The company entered into a facility agreement with KEME for an amount equal to €690,073. The purpose of this agreement is to enable KEME to finance their hydrogen production plant and was negotiated along with the Equipment supply and installation services contract. Interest is accrued at a rate of 7%. Under this agreement, we transferred €0.53 million on May 17, 2023. This amount remains outstanding at June 30, 2023. As part of the Equipment supply and installation services contract, KEME made an advanced payment of €1.1 million during the first quarter of 2023. As no revenue has been recognised to date for this contract, the net payable position at June 30, 2023 to KEME was €0.53 million.

(2)	This amount relates to a balance owing to an affiliate, MagP Inovação, S.A. ("MagP"). Please refer to the 2022 Form 20-F for details of the Group's relationship with MagP.

11.   Provisions

Onerous contract provisions	€'000
At January 1, 2022	-
Provisions made during the year	8,403
At December 31, 2022	8,403
Movements during the period	-
At June 30, 2023	8,403

12.    Deferred income

	2023	2022
Current	€'000	€'000
Grant – C5 (IAPMEI)	330	186
Income Deferrals - Exolum	800	-
Income Deferrals – CSIC	245	-
	1,375	186
Non-Current
Grant – C5 (IAPMEI)	5,642	2,925
	5,642	2,925

In December 2022, €2.9 million was advanced to the Group as part of its C-5 grant award. During the six-month period of 2023 the company received any additional €3.1 million. This grant funding can only be spent on a specific project and cannot be used by the Group in the ordinary course of business. As no project expenditure has been incurred to date, this amount will be recognised as deferred income until such time that it can be offset against project expenditure.

13.    Warrants

The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss.

As of June 30, 2023 and December 31, 2022 there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

Total no. of warrants
In issue at December 31, 2021	8,869,633
Exercise of warrants during the year	-
In issue at December 31, 2022	8,869,633
Exercise of warrants during the period	-
In issue at June 30, 2023	8,869,633

The fair value of the warrants as at June 30, 2022 and December 31, 2022 was $0.29 and $0.92 respectively. See reconciliation of fair values below.

€’000
Balance – January 1, 2021	52,932
Fair value movement on warrants exercised*	3,211
Warrants exercised – foreign exchange differences**	67
Fair value movement on warrants unexercised (including exchange differences)*	(31,565)
Derecognition of warrant liability on exercise***	(9,374)
Balance – December 31, 2021	15,271
Fair value movement on warrants unexercised (including exchange differences)	(7,620)
Balance – December 31, 2022	7,651
Fair value movement on warrants unexercised (including exchange differences)*	(5,283)
Balance – June 30, 2023	2,368

*	recognised in profit or loss - Adjustments to the fair value of derivatives – warrants
**	recognised in profit or loss - Other finance income
***	recognised in equity – Share premium

14.    Financial instruments and risk management

The Group’s operations expose it to various financial risks that include credit risk, liquidity risk and market risk. The Group has a risk management framework in place which seeks to limit the impact of these risks on the financial performance of the Group. It is the policy of the Group to manage these risks in a non-speculative manner. These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2022 Form 20-F. There have been no changes in the Group’s risk management policies in the period.

Accounting classifications and fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the period.

As at June 30, 2023, the tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the tradeable warrants is measured based on quoted market prices at each reporting date. Until the Group disposed of all its positions, the short-term investments were previously measured at fair value using Level 1 inputs.

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
30 June 2023
Cash and cash equivalents	3,085	-	3,085	-	-	-	-
Other receivables*	772	-	772	-	-	-	-
Trade payables	-	(9,953)	(9,953)	-	-	-	-
Warrants	-	(2,368)	(2,368)	(2,368)	-	-	(2,368)
Amounts owed to related parties	-	(1,565)	(1,565)	-	-	-	-
Other payables**	-	(191)	(191)	-	-	-	-
	3,857	(14,077)	(10,220)	(2,368)	-	-	(2,368)

31 December 2022
Cash and cash equivalents	8,164	-	8,164	-	-	-	-
Other receivables*	2,311	-	2,311	-	-	-	-
Trade payables	-	(3,680)	(3,680)	-	-	-	-
Warrants	-	(7,651)	(7,651)	(7,651)	-	-	(7,651)
Amounts owed to related parties	-	(2,468)	(2,468)	-	-	-	-
Other payables**	-	(165)	(165)	-	-	-	-
	10,475	(13,964)	(3,489)	(7,651)	-	-	(7,651)

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents including the short-term bank deposits

For cash and cash equivalents, all of which have a maturity of less than six months, the carrying value is deemed to reflect a reasonable approximation of fair value.

Other receivables and payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At June 30, 2023 and December 31, 2022, the Company had USD and EUR cash balances of approximately $0.02 million (December 2022: $0.3 million), and €3 million (December 2022: €7.8 million) respectively. The following significant exchange rates have been applied during the period.

	Average rate		Period-end spot rate
	2023	2022	2023	2022
Euro
USD	1.081	1.0530	1.0866	1.0666

15.   Loss per ordinary share

	2023	2022
Basic loss per Class A ordinary share	(0.96)	(0.59)
Diluted (loss) per Class A ordinary share	(0.96)	(0.59)
Number of ordinary shares used for loss per share (weighted average)
Basic	14,439,644	13,123,722
Diluted	14,439,644	13,123,722

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of Class A ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares.

The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the periods included in these financial statements the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	30 June 2023	31 December 2022
Warrants	8,869,633	8,869,633
RSUs - outstanding	127,071	88,084
RSUs – vested but no ordinary shares issued	48,165	29,253
Incentive shares	15,446	5,000
Share options	2,272,182	2,128,554

16.   Commitments and contingencies

As previously disclosed, the costs paid by the Group on behalf of Fusion Fuel Spain have been treated as an advancement of a €2 million loan facility for accounting purposes. A further commitment of €0.51 million remains at June 30, 2023.

The Group has provided a payment guarantee of €0.1 million to Corum as part of the sale-and-leaseback transaction entered in December 2022. This guarantee is in place for the full lease term.

The Group has provided a payment guarantee of €0.1 million to CSIC as part of the commercial agreement entered during the period relating to the manufacture and supply of a hydrogen production system.

The Group issued a bank warranty to a supplier during the period amounting to €2 million. Subsequent to the period end, this bank warranty was executed, and no such commitment is in place.

17.    Subsequent events

There have been no significant events since the statement of financial position date that would require disclosure or amendment to the unaudited condensed consolidated financial statements, other than items disclosed in other footnotes.

18.    Group companies

Entity name	Country of incorporation	Principal activities	Group interest at June 30, 2023
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines II, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines III, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Portugal, Unipessoal, LDA	Portugal	Hydrogen production	100%
Hanoi Asset Management, S.L.	Spain	No activity to date	100%
Hevo Aveiro, Unipessoal LDA	Portugal	Hydrogen production	100%

18.    Approval of financial statements

The directors approved the unaudited condensed consolidated financial statements on January 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 16, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer